FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY‐HELD COMPANY

Corporate Taxpayer’s No. (CNPJ/MF) 47.508.411/0001‐56

Company Registration No. (NIRE) 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“CBD” or “Company”), pursuant to Article 12 of CVM Instruction 358/02, as amended, hereby communicates that Mr. Abilio dos Santos Diniz has informed us that his controlled companies Península Participações S.A. (CNPJ/MF nr. 58.292.210/0001-80), Onyx 2006 Empreendimentos e Participações Ltda. (CNPJ/MF nr. 07.422.969/0001-08) and PAIC Participações Ltda. (CNPJ/MF nr. 61.550.182/0001-69) have allocated all their preferred shares issued by the Company into Santa Rita Fund (“Fund”), being these companies the only shareholders of such fund. The Company has received the correspondence below from UBS Brasil Administradora de Valores Mobiliários Ltda. notifying that the Fund`s ownership has reached 13.68% of the total outstanding preferred shares of CBD.

The Company’s Investor Relations Department is at shareholders’ disposal to clarify any matters relating to the purpose of this Notice through telephone number +55 11 3886-0421 or e-mail gpa.ri@grupopaodeacucar.com.br.

São Paulo, December 28, 2012

Vítor Fagá de Almeida

Corporate Relations and Investor Relations Officer

December 27, 2012

Companhia Brasileira de Distribuição

Av. Brigadeiro Luis Antônio, nº 3.142

01402-901 – São Paulo - SP

At.: Mr. Vitor Fagá de Almeida

Corporate Relations and Investor Relations Officer

Fax: 55 11 3884-2677

e-mail: gpa.ri@paodeacucar.com.br

Dear Sir,

In order to meet the requirements set forth in Article 12 of Brazilian Securities and Exchange Commission Instruction 358, dated January 3, 2002, as amended, we hereby inform that, on December 17, 2012 investment fund Santa Rita (“Santa Rita Fund”), enrolled under corporate taxpayer’s number 08.831.574/0001-13, currently administered and managed by UBS Brasil Administradora de Valores Mobiliários Ltda., has become the owner of 24,082,151 (twenty-four million, eight-two thousand, one hundred fifty-one) preferred shares issued by Companhia Brasileira de Distribuição (“CBD” or “Company”), representing 14.72% of the total preferred shares issued by the Company.

Ownership of such shares, through Santa Rita Fund, is a result of unanimous decision by its shareholders, who underwrote investment fund quotas through delivery of such shares. Additionally, according to Santa Rita Fund shareholders, such operation was not intended to change the Company’s shareholder control.

Finally, we inform that, in the period between December 19 through 24, 2012 the Santa Rita Fund sold 1,703,700 preferred shares issued by CBD. Currently, the Santa Rita Fund holds a total of 22,378,451 (twenty-two million, three hundred seventy-eight thousand, four hundred fifty-one) preferred shares, representing 13.68% preferred shares.

Sincerely,

UBS Brasil Administradora de Valores Mobiliários Ltda.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 28, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.